Exhibit 99.8

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated February 18, 2014 (the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in the Prospectus constitutes a public offering of these securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

These securities have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and, except as described under “Plan of Distribution”, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act). This prospectus supplement, together with the Prospectus, does not constitute an offer to sell or a solicitation of an offer to buy any of the securities within the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To a Short Form Base Shelf Prospectus Dated February 18, 2014

New Issue	February 25, 2014

ALGONQUIN POWER & UTILITIES CORP.

$100,000,000

4,000,000 Cumulative Rate Reset Preferred Shares, Series D

Algonquin Power & Utilities Corp. (the “Corporation” or “Algonquin”) is hereby qualifying the distribution (the “Offering”) of 4,000,000 Cumulative Rate Reset Preferred Shares, Series D (the “Series D Preferred Shares”) at a price of $25.00 per Series D Preferred Share (the “Offering Price”). For the initial period from and including the Closing Date (as defined below) to, but excluding March 31, 2019 (the “Initial Fixed Rate Period”), the holders of Series D Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of the Corporation (the “Board of Directors”), payable quarterly on the last business day of March, June, September and December in each year at an annual rate equal to $1.25 per Series D Preferred Share. The initial dividend, if declared, will be payable on June 30, 2014 and will be $0.4007 per Series D Preferred Share, based on the anticipated closing date of March 5, 2014 (the “Closing Date”). See “Details of the Offering”.

For each five-year period after the Initial Fixed Rate Period (each, a “Subsequent Fixed Rate Period”), the holders of the Series D Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of each of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per Series D Preferred Share determined by multiplying the Annual Fixed Dividend Rate (as defined below) applicable to such Subsequent Fixed Rate Period by $25.00. The Annual Fixed Dividend Rate for each Subsequent Fixed Rate Period will be equal to the sum of the Government of Canada Yield (as defined herein) on the 30th day prior to the first day of such Subsequent Fixed Rate Period plus 3.28%. See “Details of the Offering”.

Option to Convert Into Series E Shares

Each holder of Series D Preferred Shares will have the right, at its option, to convert all or any of its Series D Preferred Shares into Cumulative Floating Rate Preferred Shares, Series E (the “Series E Preferred Shares”) of the Corporation on the basis of one Series E Preferred Share for each Series D Preferred Share converted, subject to certain conditions, on March 31, 2019 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter. The holders of Series E Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June,

September and December in each year, in the annual amount per Series E Preferred Share determined by multiplying the applicable Floating Quarterly Dividend Rate (as defined herein) by $25.00. The Floating Quarterly Dividend Rate for a Quarterly Floating Rate Period (as defined herein) will be equal to the sum of the T-Bill Rate (as defined herein) plus 3.28% per annum (calculated on the basis of the actual number of days in the applicable Quarterly Floating Rate Period divided by 365) determined on the 30th day prior to the first day of the applicable Quarterly Floating Rate Period. See “Details of the Offering”.

The Series D Preferred Shares will not be redeemable by the Corporation prior to March 31, 2019. On March 31, 2019 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter, the Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem for cash all or any number of the outstanding Series D Preferred Shares for $25.00 per Series D Preferred Share, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). See “Details of the Offering – Description of the Series D Preferred Shares – Redemption”.

The Series E Preferred Shares will not be redeemable by the Corporation on or prior to March 31, 2019. The Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series E Preferred Shares by payment in cash of a per share sum equal to (i) $25.00 in the case of redemptions on March 31, 2024 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter) (each a “Series E Conversion Date”), or (ii) $25.50 in the case of redemptions on any date which is not a Series E Conversion Date after March 31, 2019, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). See “Details of the Offering – Description of the Series E Preferred Shares – Redemption”.

The Series D Preferred Shares and the Series E Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders thereof. See “Risk Factors”.

Price: $25.00 per Series D Preferred Share to yield initially 5.00% per annum

	Price to the Public	Underwriters’ Fees (1)	Net Proceeds to the Corporation (2)

Per Series D Preferred Share	$25.00	$0.75	$24.25
TOTAL(3)	$100,000,000	$3,000,000	$97,000,000

(1)	The Underwriters’ fee for the Series D Preferred Shares is $0.25 for each such share sold to certain institutions and $0.75 per share for all other Series D Preferred Shares sold by the Underwriters. The Underwriters’ fee indicated in the table assumes that no Series D Preferred Shares are sold to such institutions and is equal to 3.0% of the gross proceeds of the Offering.
(2)	After deducting the Underwriters’ fees but before deducting expenses of the Offering, estimated to be approximately $0.9 million, which will be paid from the general funds of the Corporation.

There is no market through which the Series D Preferred Shares may be sold and purchasers may not be able to resell Series D Preferred Shares purchased under this prospectus supplement. This may affect the pricing of the Series D Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Series D Preferred Shares, and the extent of issuer regulation. See “Risk Factors”. The Toronto Stock Exchange (the “TSX”) has conditionally approved the listing of the Series D Preferred Shares issued under the Offering and the Series E Preferred Shares issuable on conversion of the Series D Preferred Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before May 26, 2014, including the distribution of the Series D Preferred Shares to a minimum number of public securityholders.

Investing in the Series D Preferred Shares and the Series E Preferred Shares involves risks that should be considered by prospective purchasers, certain of which are described in the “Risk Factors” section of and elsewhere in this prospectus supplement including in the documents incorporated by reference.

The terms of the Offering were determined by negotiations between the Corporation and CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., Canaccord Genuity Corp. and Cormark Securities Inc. (collectively, the “Underwriters”). The Underwriters, as principals, conditionally offer the Series D Preferred Shares, subject to prior sale, if, as and when issued and sold by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. See “Plan of Distribution”.

Subject to applicable laws and in connection with this distribution, the Underwriters may effect transactions which stabilize or maintain the market price of the Series D Preferred Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

After a reasonable effort has been made to sell all of the Series D Preferred Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Series D Preferred Shares remaining unsold. Any such reduction should not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Subscriptions for the Series D Preferred Shares will be received by the Underwriters subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The closing of the Offering is expected to occur on or about March 5, 2014 or on such later date as the Corporation and the Underwriters may agree. At closing, a book entry only certificate representing the Series D Preferred Shares distributed hereunder will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS, or an electronic deposit of the Series D Preferred Shares distributed hereunder will be made to CDS, on the Closing Date. The Corporation understands that a purchaser of Series D Preferred Shares will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Series D Preferred Shares are purchased. See “Book-Entry Only System”.

CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. are wholly-owned indirect subsidiaries of Canadian chartered banks which have provided credit facilities to the Corporation and a subsidiary entity of the Corporation. Consequently, the Corporation may be considered a connected issuer to each of the foregoing Underwriters for purposes of applicable Canadian securities laws. See “Relationship Between the Corporation and Certain Underwriters”.

Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies (Canada) Corporation (“S&P”) has assigned a provisional rating of P-3 (High) for the Series D Preferred Shares. DBRS Limited (“DBRS”) has assigned a rating of Pfd-3 (Low). See “Credit Ratings”.

The earnings coverage ratios for the Corporation for the twelve-month periods ended December 31, 2012 and September 30, 2013 is less than one-to-one. See “Earnings Coverage Ratios”.

The registered and head office of the Corporation is located at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document consists of two parts. The first part is this prospectus supplement, which describes certain terms of the securities the Corporation is offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference therein. The second part, the Prospectus, gives more general information, some of which may not apply to the Series D Preferred Shares offered hereunder. Defined terms or abbreviations used in this prospectus supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

Investors should rely only on the information contained in this prospectus supplement or incorporated by reference into the Prospectus. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different or additional information. The Corporation is not, and the Underwriters are not, making an offer to sell the Series D Preferred Shares in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information appearing in this prospectus supplement, the Prospectus or any documents incorporated by reference into the Prospectus, is accurate as of any date other than the date on the front of those documents as the Corporation’s business, operating results, financial condition and prospects may have changed since that date.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

Unless the context otherwise requires, all references in this prospectus supplement to “the Corporation” refer to Algonquin Power & Utilities Corp., the direct or indirect subsidiary entities of Algonquin Power & Utilities Corp. and partnership interests held by Algonquin Power & Utilities Corp. and its subsidiary entities.

The Corporation is an “SEC issuer” as such term is defined in National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards. Effective January 1, 2011, the Corporation changed the basis of its accounting from Canadian generally accepted accounting principles (“Canadian GAAP”) to generally accepted accounting principles in the United States (“U.S. GAAP”) and follows disclosures required per Regulation S-X Rule 10-10, Interim Financial Statements provided by the U.S. Securities and Exchange Commission Guidance. The Corporation’s interim and annual consolidated financial statements incorporated by reference in the Prospectus have been prepared in accordance with U.S. GAAP. Therefore, the consolidated financial statements incorporated by reference into this prospectus supplement may not be comparable to financial statements prepared in accordance with Canadian GAAP.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the Prospectus and certain documents incorporated by reference into the Prospectus, contain forward-looking statements within the meaning of applicable securities laws, including, among others, statements relating to the Corporation’s objectives and strategies to achieve those objectives, the Corporation’s beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by words such as “outlook”, “objective”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions suggesting future outcomes or events. Such forward-looking statements reflect the Corporation’s beliefs at the time such statements are made and are based on information available to management at the time such statements are made. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements are not guarantees of future performance and are based on the Corporation’s estimates and assumptions that are subject to risks and uncertainties, including those described under “Risk Factors” below and those discussed in the Corporation’s materials filed with the Canadian securities regulatory authorities from time to time, which could cause the actual results and performance of the Corporation to differ materially from the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus. These risks and uncertainties include, among other things, risks related to: the price of the Corporation’s common shares and preferred shares; availability of cash for distributions; liquidity; credit risk; interest rate, exchange rate and other debt related risks; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; the state of the Canadian and the U.S. economies and accompanying business climate; tax risk; ability to access capital markets; dilution; government regulation; shareholder liability; potential conflicts of interest; redemption rights;

statutory remedies; and the tax position and consequences unique to each security holder. Material factors or assumptions that were applied in drawing a conclusion or making an estimate set out in the forward-looking statements include that the general economy remains stable; and equity and debt markets continue to provide access to capital. The Corporation cautions that this list of factors is not exhaustive. Although the forward-looking statements contained in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are based upon what the Corporation believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements.

All forward-looking statements in this prospectus supplement, the Prospectus and the documents incorporated by reference into the Prospectus, are qualified by these cautionary statements. The forward-looking statements are made only as of the date that such statements are made and the Corporation, except as required by applicable law, assumes no obligation to update or revise them to reflect new information or the occurrence of future events or circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering of the Series D Preferred Shares. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full particulars. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of the Corporation at 2845 Bristol Circle, Oakville, Ontario, L6H 7H7, telephone (905) 465-4500, and are also available electronically at www.sedar.com.

See “Documents Incorporated by Reference” in the Prospectus. As of the date hereof, the following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of the Prospectus:

(a)	the annual information form of the Corporation dated March 28, 2013 for the year ended December 31, 2012 (the “AIF”);

(b)	the consolidated financial statements of the Corporation as at and for the years ended December 31, 2012 and 2011 together with the notes thereto and the auditors’ report thereon;

(c)	management’s discussion and analysis of the Corporation for the year ended December 31, 2012 (“2012 MD&A”);

(d)	the unaudited interim consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2013, together with the notes thereto;

(e)	management’s discussion and analysis of the Corporation for the three and nine months ended September 30, 2013 (“2013 Q3 MD&A”);

(f)	the amended and restated business acquisition report of the Corporation dated and filed on October 26, 2012 (the “Amended BAR”), amending and restating, as of August 8, 2012, the business acquisition report of the Corporation dated and filed August 8, 2012 in respect of the acquisition, by a wholly-owned indirect subsidiary of the Corporation, of all of the outstanding shares of Granite State Electric Company (“Granite State”) and EnergyNorth Natural Gas, Inc. (“EnergyNorth”) from National Grid USA;

(g)	the management information circular of the Corporation filed on March 26, 2013 in respect of an annual meeting of shareholders of the Corporation held on April 23, 2013; and

(h)	the template version (as such term is defined in National Instrument 41-101– General Prospectus Requirements (“NI 41-101”)) of the term sheet for the Offering dated February 24, 2014.

The template version of the marketing materials (as such term is defined in NI 41-101) is not part of this prospectus supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus supplement. In addition, any template version of any other marketing materials filed with the securities commission or similar authority in each of the provinces of Canada in connection with this Offering after the date hereof but prior to the termination of the distribution of the securities under this prospectus supplement is deemed to be incorporated by reference herein.

Any statement contained in the Prospectus, in this prospectus supplement or in any other document (or part thereof) incorporated or deemed to be incorporated by reference into the Prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference in the Prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the unaudited consolidated capitalization of the Corporation as at September 30, 2013, and the unaudited pro forma consolidated capitalization of the Corporation as at September 30, 2013 after giving effect to the Offering and assuming all of the net proceeds from the Offering (after deducting the estimated expenses of the Offering) are applied to reduce amounts owing under the Corporation’s revolving credit facilities. The financial information set out below should be read in conjunction with the unaudited consolidated financial statements of the Corporation as at and for the three and nine months ended September 30, 2013 incorporated by reference in this prospectus supplement and the notes thereto.

Item (in thousands of dollars, other than the number of Common Shares outstanding)	As at December 31, 2012	As at September 30, 2013
		before adjustments	after giving effect to material changes since September 30, 2013 (1)	after giving effect to material changes since September 30, 2013 and the offering (5)

Revolving Credit Facilities(2)	54,434	90,101	245,000	148,900
Long-Term Debt, excluding Revolving Credit Facilities	716,392	1,001,874	1,186,000	1,186,000
Convertible Debentures	960	—	—
Series C Preferred Shares (4)		17,812	17,812	17,812
Consolidated Indebtedness	771,786	1,109,787	1,448,812	1,352,712

Equity attributable to common shareholders(3)	800,700	809,583	809,583	809,583
Series A Preferred Shares	116,546	116,546	116,546	116,546
Series D Preferred Shares				96,100
Non-Controlling Interest	484,883	495,956	495,956	495,956

Total Equity	1,402,129	1,422,085	1,422,085	1,518,185

Total Capitalization	2,173,915	2,531,872	2,870,897	2,870,897

Notes:

(1)	Adjustments to total capitalization include: (i) $200 million principal amount of debentures issued January 17, 2014 by Algonquin Power Co., (ii) the acquisition of assets from New England Gas Company, including U.S. $19.5 million of debt assumed, and (iii) additional capital expenditures primarily relating to the Corporation’s development pipeline incurred subsequent to the interim reporting period.
(2)	Revolving credit facilities includes the senior credit facility of the Corporation, the senior credit facility of Algonquin Power Co. and the senior credit facility of a subsidiary of Liberty Utilities Co.
(3)	Equity attributable to common shareholders as set forth in this table is equal to the book value of common shares, plus fully funded subscription receipts, plus additional paid-in capital, less accumulated other comprehensive loss, less accumulated deficit.
(4)	The Series C Preferred Shares are mandatorily redeemable in 2031 and have a contractual cumulative cash dividend paid quarterly until the date of redemption. The shares are accounted for as liabilities on the Corporation’s consolidated financial statements.
(5)	After payment of the Underwriters’ fees of $3.0 million (assuming that no Series D Preferred Shares are sold to institutions) and the expenses of the Offering, estimated to be approximately $0.9 million. The net proceeds of the Offering will be used to partially finance certain of the Corporation’s previously disclosed growth opportunities, reduce amounts outstanding on the Corporation’s credit facilities and for general corporate purposes.

EARNINGS COVERAGE

The following consolidated earnings coverage ratios of the Corporation are calculated for the twelve-month period ended December 31, 2012 based on audited financial information and for the twelve month period ended September 30, 2013 based on unaudited financial information. The earnings coverage ratios set out below do not purport to be indicative of earnings coverage ratios for any future period. The following earnings coverage ratios give effect to the issuance of the Series D Preferred Shares pursuant to this prospectus supplement and the application of the net proceeds therefrom as described under “Use of Proceeds”.

	Twelve Months Ended December 31, 2012	Twelve Months Ended September 30, 2013

Earnings Coverage (1)	0.55	0.81

Note:

(1)	Earnings coverage is equal to net earnings, plus income taxes and interest expense, divided by dividends on preferred shares of the Corporation (the “Preferred Shares”) (including the Series D Preferred Shares to be issued in the Offering) (grossed up to a before-tax equivalent at a rate of 26.5%) and interest expense. Interest expense includes accretion of interest on Series C mandatorily redeemable Preferred Shares which are accounted for as liabilities.

The Corporation’s dividend requirements on all of the Preferred Shares, after giving effect to the issue of the Series D Preferred Shares to be distributed pursuant to the Offering, and adjusted to a before-tax equivalent using an effective income tax rate of 26.5%, amounted to approximately $7.8 million for the 12 months ended December 31, 2012 (assuming the issuance of the Series D Preferred Shares on the first day of such period). The Corporation’s interest and preferred dividend requirements for the 12 months ended December 31, 2012 (assuming the issuance of the Series D Preferred Shares on the first day of such period) amounted to approximately $66.6 million. The Corporation’s net earnings attributable to shareholders of the Corporation before interest and income tax for the 12 months ended December 31, 2012 was approximately $36.9 million, which is 0.55 times the Corporation’s aggregate preferred dividend and interest requirements for the period. The Corporation would have required additional earnings of $21.9 million in respect of long-term debt and $7.8 million in respect to Preferred Shares (including the Series D Preferred Shares assuming issuance on the first day of such period) for the twelve-month period ended December 31, 2012, in order to achieve an earnings coverage ratio of one-to-one for such period.

The Corporation’s dividend requirements on all of the Preferred Shares, after giving effect to the issue of the Series D Preferred Shares to be distributed pursuant to the Offering, and adjusted to a before-tax equivalent using an effective income tax rate of 26.5%, amounted to approximately $13.4 million for the 12 months ended September 30, 2013 (assuming the issuance of the Series D Preferred Shares on the first day of such period). The Corporation’s interest and preferred dividend requirements for the 12 months ended September 30, 2013 (assuming the issuance of the Series D Preferred Shares on the first day of such period) amounted to approximately $76.0 million. The Corporation’s net earnings attributable to shareholders of the Corporation before interest and income tax for the 12 months ended September 30, 2013 was approximately $61.9 million, which is 0.81 times the Corporation’s aggregate preferred dividend and interest requirements for the period. The Corporation would have required additional earnings of $0.7 million in respect of long-term debt and $13.4 million in respect of Preferred Shares (including the Series D Preferred Shares assuming issuance on the first day of such period) for the twelve-month period ended September 30, 2013, in order to achieve an earnings coverage ratio of one-to-one for such period.

The Corporation evaluates its performance using a variety of measures. Earnings coverage discussed above is not defined under U.S. GAAP and, therefore, should not be considered in isolation or as an alternative to, or more meaningful than, net earnings as determined in accordance with U.S. GAAP as an indicator of the Corporation’s financial performance or liquidity. This measure is not necessarily comparable to a similarly titled measure of another company.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering will be $97,000,000 after deducting the maximum Underwriters’ fee of $3.0 million (assuming no Series D Preferred Shares are sold to certain institutions to result in a lower Underwriters’ fee) and before deducting expenses of the Offering. The expenses of the Offering are estimated at approximately $0.9 million and will be paid from the general funds of the Corporation. The net proceeds of the Offering will be used to partially finance certain of the Corporation’s previously disclosed growth opportunities, reduce amounts outstanding on the Corporation’s credit facilities and for general corporate purposes.

DETAILS OF THE OFFERING

Description of the Preferred Shares

Issuance in Series

Subject to the Canada Business Corporations Act, the Board of Directors may from time to time approve the issuance of Preferred Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the Board of Directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Preferred Shares.

Voting

Subject to applicable corporate law, the Series D Preferred Shares and the Series E Preferred Shares shall be non-voting and not entitled to receive notice of any meeting of shareholders. See “Description of the Series D Preferred Shares –Voting Rights” and “Description of the Series E Preferred Shares – Voting Rights”.

Description of the Series D Preferred Shares

The following is a summary of certain provisions attaching to the Series D Preferred Shares as a series. The Corporation will file articles of amendment to create the Series D Preferred Shares and Series E Preferred Shares prior to closing of the Offering.

Definition of Terms

The following definitions are relevant to the Series D Preferred Shares:

“Annual Fixed Dividend Rate” means, for any Subsequent Fixed Rate Period, the annual rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the Government of Canada Yield on the applicable Fixed Rate Calculation Date plus 3.28%.

“Bloomberg Screen GCAN5YR Page” means the display designated as page “GCAN5YR<INDEX>” on the Bloomberg Financial L.P. service (or such other page as may replace the GCAN5YR page on that service) for purposes of displaying Government of Canada Yields.

“Fixed Rate Calculation Date” means, for any Subsequent Fixed Rate Period, the 30th day prior to the first day of such Subsequent Fixed Rate Period.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by the Corporation, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Initial Fixed Rate Period” means the period from and including the Closing Date to, but excluding, March 31, 2019.

“Subsequent Fixed Rate Period” means for the initial Subsequent Fixed Rate Period, the period from and including March 31, 2019 to, but excluding, March 31, 2024 and for each succeeding Subsequent Fixed Rate Period, the period commencing on the day immediately following the end of the immediately preceding Subsequent Fixed Rate Period to, but excluding, March 31 in the fifth year thereafter.

Issue Price

The Series D Preferred Shares will have an issue price of $25.00 per Series D Preferred Share.

Dividends

During the Initial Fixed Rate Period, the holders of the Series D Preferred Shares will be entitled to receive fixed, cumulative, preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Initial Fixed Rate Period, at an annual rate equal to $1.25 per Series D Preferred Share. The initial dividend, if declared, will be payable on June 30, 2014 and will be $0.4007 per Series D Preferred Share, based on the anticipated Closing Date of March 5, 2014.

During each Subsequent Fixed Rate Period, the holders of Series D Preferred Shares will be entitled to receive fixed cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year during the Subsequent Fixed Rate Period, in an annual amount per share determined by multiplying the Annual Fixed Dividend Rate applicable to such Subsequent Fixed Rate Period by $25.00.

The Annual Fixed Dividend Rate applicable to a Subsequent Fixed Rate Period will be determined by the Corporation on the Fixed Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding on the Corporation and all holders of Series D Preferred Shares. The Corporation will, on the Fixed Rate Calculation Date, give written notice of the Annual Fixed Dividend Rate for the ensuing Subsequent Fixed Rate Period to the registered holders of the then outstanding Series D Preferred Shares.

Payments of dividends and other amounts in respect of the Series D Preferred Shares will be made by the Corporation to CDS, or its nominee, as the case may be, as registered holder of the Series D Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Series D Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Series D Preferred Shares for the purposes of receiving payment on the Series D Preferred Shares.

Redemption

The Series D Preferred Shares will not be redeemable by the Corporation prior to March 31, 2019. On March 31, 2019 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter, the Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series D Preferred Shares by payment in cash of a per Series D Preferred Share sum equal to $25.00, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation).

If less than all of the outstanding Series D Preferred Shares are at any time to be redeemed, the particular Series D Preferred Shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Board of Directors may, in its sole discretion, determine by resolution.

The Series D Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series D Preferred Shares. See “Risk Factors”.

Conversion of Series D Preferred Shares into Series E Preferred Shares

Each holder of Series D Preferred Shares will have the right, at its option, on March 31, 2019 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter (a “Series D Conversion Date”), to convert, subject to the restrictions on conversion described below and the payment or delivery to the Corporation of evidence of payment of the tax (if any) payable, all or any of its Series D Preferred Shares into Series E Preferred Shares on the basis of one Series E Preferred Share for each Series D Preferred Share converted. The conversion of Series D Preferred Shares may be effected upon written notice (each notice an “Election Notice”) given by the registered holder of the Series D Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series D Conversion Date. Once received by the Corporation, an election notice is irrevocable.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series D Conversion Date, give notice in writing to the then registered holders of the Series D Preferred Shares of the Series D Conversion Date and a form of Election Notice. On the 30th day prior to each Series D Conversion Date, the Corporation will give notice in writing to the then registered holders of the Series D Preferred Shares of the Annual Fixed Dividend Rate for the next Subsequent Fixed Rate Period and the Floating Quarterly Dividend Rate applicable to the Series E Preferred Shares for the next succeeding Quarterly Floating Rate Period (as these terms are defined below).

If the Corporation gives notice to the registered holders of the Series D Preferred Shares of the redemption on a Series D Conversion Date of all the Series D Preferred Shares, the Corporation will not be required to give notice as provided hereunder to the registered holders of the Series D Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Series D Preferred Shares and the right of any holder of Series D Preferred Shares to convert such Series D Preferred Shares will cease and terminate in that event.

Holders of Series D Preferred Shares will not be entitled to convert their Series D Preferred Shares into Series E Preferred Shares if the Corporation determines that there would remain outstanding on a Series D Conversion Date fewer than 1,000,000 Series E Preferred Shares, after having taken into account all Election Notices in respect of Series D Preferred Shares tendered for conversion into Series E Preferred Shares and all Election Notices in respect of Series E Preferred Shares tendered for conversion into Series D Preferred Shares. The Corporation will give notice in writing to all affected holders of Series D Preferred Shares of their inability to convert their Series D Preferred Shares at least seven days prior to the applicable Series D Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series D Conversion Date fewer than 1,000,000 Series D Preferred Shares, after having taken into account all Election Notices in respect of Series D Preferred Shares tendered for conversion into Series E Preferred Shares and all Election Notices in respect of Series E Preferred Shares tendered for conversion into Series D Preferred Shares, then, all, but not part, of the remaining outstanding Series D Preferred Shares will automatically be converted into Series E Preferred Shares on the basis of one Series E Preferred Share for each Series D Preferred Share, on the applicable Series D Conversion Date. The Corporation will give notice in writing to this effect to the then registered holders of such remaining Series D Preferred Shares at least seven days prior to the applicable Series D Conversion Date.

Upon exercise by a registered holder of its right to convert Series D Preferred Shares into Series E Preferred Shares (and upon an automatic conversion), the Corporation reserves the right not to issue Series E Preferred Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law, the Corporation may at any time or from time to time purchase for cancellation the whole or any part of the Series D Preferred Shares outstanding from time to time at any price by tender to all holders of record of Series D Preferred Shares or through the facilities of any stock exchange on which the Series D Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series D Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series D Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation, Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series D Preferred Shares, the holders of the Series D Preferred Shares will be entitled to receive an amount equal to $25.00 per share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Series D Preferred Shares. Upon payment of such amounts, the holders of the Series D Preferred Shares will not be entitled to share in any further distribution of the assets of the Corporation.

Priority

The Series D Preferred Shares rank senior to the Common Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Series D Preferred Shares rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series D Preferred Shares as a series and any other approval to be given by the holders of the Series D Preferred Shares may be given by a resolution signed by all holders of the Series D Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series D Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series D Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Series D Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Series D Preferred Share held by such holder.

Voting Rights

The holders of the Series D Preferred Shares will not (except as otherwise provided by law and except for meetings of the holders of Preferred Shares as a class and meetings of all holders of Series D Preferred Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series D Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series D Preferred Shares will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series D Preferred Share held by such holder, until all such arrears of such dividends have been paid, whereupon such rights shall cease.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Tax Act (as defined herein), to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Series D Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

Description of the Series E Preferred Shares

The following is a summary of certain provisions attaching to the Series E Preferred Shares as a series.

Definition of Terms

The following definitions are relevant to the Series E Preferred Shares.

“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rounded to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the T-Bill Rate on the applicable Floating Rate Calculation Date plus 3.28% (calculated on the basis of the actual number of days in such Quarterly Floating Rate Period divided by 365).

“Floating Rate Calculation Date” means, for any Quarterly Floating Rate Period, the 30th day prior to the first day of such Quarterly Floating Rate Period, commencing March 31, 2019.

“Quarterly Commencement Date” means the on the last day of March, June, September and December in each year.

“Quarterly Floating Rate Period” means the period from and including the day immediately following the end of the immediately preceding Quarterly Floating Rate Period to, but excluding, the next succeeding Quarterly Commencement Date.

“T-Bill Rate” means, for any Quarterly Floating Rate Period, the average yield expressed as a percentage per annum on 90-day Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable Floating Rate Calculation Date.

Issue Price

The Series E Preferred Shares will be issuable only upon conversion of Series D Preferred Shares and will have an ascribed issue price of $25.00 per Series E Preferred Share.

Dividends

The holders of the Series E Preferred Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the Board of Directors, payable quarterly on the last business day of March, June, September and December in each year, in the amount per Series E Preferred Share determined by multiplying the applicable Floating Quarterly Dividend Rate by $25.00.

The Floating Quarterly Dividend Rate for each Quarterly Floating Rate Period will be determined by the Corporation on the Floating Rate Calculation Date. Such determination will, in the absence of manifest error, be final and binding upon the Corporation and upon all holders of Series E Preferred Shares. The Corporation will, on the relevant Floating Rate Calculation Date, give written notice of the Floating Quarterly Dividend Rate for the ensuing Quarterly Floating Rate Period to the registered holders of the then outstanding Series E Preferred Shares.

Payments of dividends and other amounts in respect of the Series E Preferred Shares will be made by the Corporation to CDS, or its nominee, as the case may be, as registered holder of the Series E Preferred Shares. As long as CDS, or its nominee, is the registered holder of the Series E Preferred Shares, CDS, or its nominee, as the case may be, will be considered the sole owner of the Series E Preferred Shares for the purposes of receiving payment on the Series E Preferred Shares.

Redemption

The Series E Preferred Shares will not be redeemable by the Corporation on or prior to March 31, 2019. The Corporation may, at its option, on at least 30 days and not more than 60 days prior written notice, redeem all or any number of the outstanding Series E Preferred Shares by payment in cash of a per share sum equal to (i) $25.00 in the case of redemptions on March 31, 2024 and on March 31 (or the next business day, if such day is not a business day) every five years thereafter (each such date being a Series E Conversion Date), or (ii) $25.50 in the case of redemptions on any date which is not a Series E Conversion Date after March 31, 2019, in each case together with all accrued and unpaid dividends thereon up to, but excluding, the date fixed for redemption (less any tax required to be deducted or withheld by the Corporation). If a Series E Conversion Date falls on a day that is not a business day, such Series E Conversion Date will be the immediately following business day.

If less than all of the outstanding Series E Preferred Shares are at any time to be redeemed, the particular shares to be redeemed shall be selected on a pro rata basis (disregarding fractions) or, if such shares are at such time listed on a stock exchange, with the consent of any applicable stock exchange, in such other manner as the Board of Directors may, in its sole discretion, determine by resolution.

The Series E Preferred Shares do not have a fixed maturity date and are not redeemable at the option of the holders of Series E Preferred Shares. See “Risk Factors”.

Conversion of Series E Preferred Shares into Series D Preferred Shares

Each holder of Series E Preferred Shares will have the right, at its option, on any Series E Conversion Date, to convert, subject to the restrictions on conversion described below and the payment or delivery to the Corporation of evidence of payment of the tax (if any) payable, all or any of its Series E Preferred Shares into Series D Preferred Shares on the basis of one Series D Preferred Share for each Series E Preferred Share converted. If a Series E Conversion Date falls on a day that is not a business day, such Series E Conversion Date will be the immediately following business day. The conversion of Series E Preferred Shares may be effected upon an Election Notice given by the registered holder of the Series E Preferred Shares not earlier than the 30th day prior to, but not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series E Conversion Date. Once received by the Corporation, an Election Notice is irrevocable.

The Corporation will, at least 30 days and not more than 60 days prior to the applicable Series E Conversion Date, give notice in writing to the then registered holders of the Series E Preferred Shares of the Series E Conversion Date and a form of Election Notice. On the 30th day prior to each Series E Conversion Date, the Corporation will give notice in writing to the then registered holders of Series E Preferred Shares of the Floating Quarterly Dividend Rate for the next Quarterly Floating Rate Period and of the Annual Fixed Dividend Rate applicable to the Series D Preferred Shares for the next Subsequent Fixed Rate Period.

If the Corporation gives notice to the registered holders of the Series E Preferred Shares of the redemption on a Series E Conversion Date of all the Series E Preferred Shares, the Corporation will not be required to give notice as provided hereunder to the registered holders of the Series E Preferred Shares of the Annual Fixed Dividend Rate, the Floating Quarterly Dividend Rate or of the conversion right of holders of Series E Preferred Shares and the right of any holder of Series E Preferred Shares to convert such Series E Preferred Shares will cease and terminate in that event.

Holders of Series E Preferred Shares will not be entitled to convert their shares into Series D Preferred Shares if the Corporation determines that there would remain outstanding on a Series E Conversion Date fewer than 1,000,000 Series D Preferred Shares, after having taken into account all Election Notices in respect of Series E Preferred Shares tendered for conversion into Series D Preferred Shares and all Election Notices in respect of Series D Preferred Shares tendered for conversion into Series E Preferred Shares. The Corporation will give notice in writing to all affected holders of Series E Preferred Shares of their inability to convert their Series E Preferred Shares at least seven days prior to the applicable Series E Conversion Date. Furthermore, if the Corporation determines that there would remain outstanding on a Series E Conversion Date fewer than 1,000,000 Series E Preferred Shares, after having taken into account all Election Notices in respect of Series E Preferred Shares tendered for conversion into Series D Preferred Shares and all Election Notices in respect of Series D Preferred Shares tendered for conversion into Series E Preferred Shares, then, all, but not part, of the remaining outstanding Series E Preferred Shares will automatically be converted into Series D Preferred Shares on the basis of one Series D Preferred Share for each Series E Preferred Share, on the applicable Series E Conversion Date. The Corporation will give notice in writing to this effect to the then registered holders of such remaining Series E Preferred Shares at least seven days prior to the applicable Series E Conversion Date.

Upon exercise by a registered holder of its right to convert Series E Preferred Shares into Series D Preferred Shares (and upon an automatic conversion), the Corporation reserves the right not to issue Series D Preferred Shares to any person whose address is in, or whom the Corporation or its transfer agent has reason to believe is a resident of, any jurisdiction outside Canada, to the extent that such issue would require the Corporation to take any action to comply with the securities or analogous laws of such jurisdiction.

Purchase for Cancellation

Subject to applicable law, the Corporation may, at any time or from time to time, purchase for cancellation the whole or any part of the Series E Preferred Shares outstanding from time to time at any price by tender to all holders of record of Series E Preferred Shares or through the facilities of any stock exchange on which the Series E Preferred Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series E Preferred Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series E Preferred Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, whether voluntary or involuntary, subject to the prior satisfaction of the claims of all creditors of the Corporation and of holders of shares of the Corporation ranking prior to the Series E Preferred Shares, the holders of the Series E Preferred Shares will be entitled to receive an amount equal to $25.00 per Series E Preferred Share, together with an amount equal to all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted or withheld by the Corporation), before any amount is paid or any assets of the Corporation are distributed to the holders of any shares ranking junior as to capital to the Series E Preferred Shares. Upon payment of such amounts, the holders of the Series E Preferred Shares will not be entitled to share in any further distribution of the assets of the Corporation.

Priority

The Series E Preferred Shares rank senior to the Common Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs. The Series E Preferred Shares rank on a parity with every other series of Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

Shareholder Approvals

In addition to any other approvals required by law (including any approvals required by the TSX), the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series E Preferred Shares as a series and any other approval to be given by the holders of the Series E Preferred Shares may be given by a resolution signed by all holders of the Series E Preferred Shares, or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by the holders who voted in respect of that resolution at a meeting of the holders duly called for that purpose and at which the holders of 10% of the outstanding Series E Preferred Shares are present in person or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series E Preferred Shares then present in person or represented by proxy would form the necessary quorum. At any meeting of holders of Series E Preferred Shares as a series, each such holder shall be entitled to one vote in respect of each Series E Preferred Share held by such holder.

Voting Rights

The holders of the Series E Preferred Shares will not (except as otherwise provided by law and except for meetings of the holders of Preferred Shares as a class and meetings of all holders of Series E Preferred Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of the Corporation, unless and until the Corporation shall have failed to pay eight quarterly dividends on the Series E Preferred Shares, whether or not consecutive and whether or not such dividends were declared and whether or not there are any monies of the Corporation properly applicable to the payment of such dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series E Preferred Shares will be entitled to receive notice of and to attend each meeting of the Corporation’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and be entitled to vote together with all of the voting shares of the Corporation on the basis of one vote in respect of each Series E Preferred Share held by such holder, until all such arrears of such dividends shall have been paid, whereupon such rights shall cease.

Tax Election

The Corporation will elect, in the manner and within the time provided under Part VI.1 of the Tax Act, to pay or cause payment of the tax, under Part VI.1 of the Tax Act at a rate such that the corporate holders of Series E Preferred Shares will not be required to pay tax under Part IV.1 of the Tax Act on dividends received on such shares.

BOOK-ENTRY ONLY SYSTEM

Registration of interests in and transfers of the Series D Preferred Shares and of the Series E Preferred Shares, as applicable, will be made only through a book-entry only system administered by CDS. On or about March 5, 2014, the expected Closing Date, or on such later date as the Corporation and the Underwriters may agree, the Corporation will deliver to CDS certificates evidencing, or will make an electronic deposit to CDS of, the aggregate number of Series D Preferred Shares subscribed for under the Offering. Series D Preferred Shares and Series E Preferred Shares must be purchased, transferred and surrendered for conversion or redemption through a participant in CDS (a “CDS Participant”). All rights of an owner of Series D Preferred Shares or Series E Preferred Shares must be exercised through, and all payments or other property to which such owner is entitled will be made or delivered by, CDS or the CDS Participant through which the owner holds Series D Preferred Shares or Series E Preferred Shares, as applicable. Upon purchase of any Series D Preferred Shares or Series E Preferred Shares, as applicable, the owner will receive only the customary confirmation. References in this prospectus supplement to a holder of Series D Preferred Shares or Series E Preferred Shares means, unless the context otherwise requires, the owner of the beneficial interest in such shares.

The ability of a beneficial owner of Series D Preferred Shares or Series E Preferred Shares to pledge the Series D Preferred Shares or Series E Preferred Shares, as applicable, or otherwise take action with respect to such owner’s interest in such shares (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Corporation has the option to terminate registration of the Series D Preferred Shares or Series E Preferred Shares through the book-entry only system in which case certificates for Series D Preferred Shares or Series E Preferred Shares, as applicable, in fully registered form will be issued to beneficial owners of such shares or their nominees.

CREDIT RATINGS

The Series D Preferred Shares have been assigned provisional ratings of P-3 (High) by Standard & Poor’s (“S&P”) and Pfd-3 (Low) by DBRS Limited (“DBRS”). Each of S&P and DBRS are referred to herein as a “Rating Agency”. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The Rating Agencies’ ratings for preferred shares range from a high of P-1 to a low of D for S&P and a high of Pfd-1 to a low of D for DBRS.

According to the S&P rating system, securities rated P-3 are regarded as having significant speculative characteristics. While such securities will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. The ratings from P-1 to P-5 may be modified by “high” and “low” grades which indicate relative standing within the major rating categories.

According to the DBRS rating system, securities rated Pfd-3 are of adequate credit quality. While protection of dividends and principal is still considered acceptable, the issuing entity is more susceptible to adverse changes in financial and economic conditions, and there may be other adverse conditions present which detract from debt protection. “High” or “low” grades are used to indicate the relative standing within a rating category. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

Credit ratings are intended to provide investors with an independent assessment of the credit quality of an issue or issuer of securities and do not speak to the suitability of particular securities for any particular investor. The credit ratings assigned to the Series D Preferred Shares may not reflect the potential impact of all risks on the value of the Series D Preferred Shares. The credit ratings accorded to the Series D Preferred Shares by the Rating Agencies are not recommendations to purchase, hold or sell such shares inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if, in its judgment, circumstances so warrant. The withdrawal or lowering of any rating of the Series D Preferred Shares may negatively affect the quoted market price, if any, of such shares.

The Corporation will pay fees to each of S&P and DBRS for the credit ratings to be rendered on the Series D Preferred Shares. The Corporation has also paid fees to each of S&P and DBRS for credit ratings provided on other outstanding securities of the Corporation. Additional information relating to such other ratings is included under the section “Liquidity and Capital Reserves – Equity” in the 2013 Q3 MD&A. Other than those payments made in respect of credit ratings, no additional payments have been made to either of S&P and DBRS for any other services provided to the Corporation during the past two years.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated February 25, 2014 (the “Underwriting Agreement”) between the Corporation and the Underwriters, the Corporation has agreed to issue and sell, and the Underwriters have agreed to purchase, as principals, on the Closing Date, 4,000,000 Series D Preferred Shares offered hereby at the Offering Price of $25.00 per Series D Preferred Share, payable in cash, subject to compliance with all the necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Offering Price and other terms of the Offering were determined by negotiation between the Underwriters and the Corporation.

The Underwriting Agreement provides that, in consideration of the services of the Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $0.25 per Series D Preferred Share issued and sold by the Corporation to certain institutions, and $0.75 per Series D Preferred Share for all other Series D Preferred Shares issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $3.0 million, assuming that no Series D Preferred Shares are sold to such institutions. The Underwriters’ fee is payable on the Closing Date.

The Corporation has agreed that, subject to certain exceptions, it shall not issue or agree to issue any Preferred Shares or other securities convertible into, or exchangeable for, Preferred Shares prior to 90 days after the Closing Date without the prior consent of CIBC World Markets Inc. and TD Securities Inc. on behalf of the Underwriters, which consent shall not be unreasonably withheld.

Pursuant to policy statements of certain securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Series D Preferred Shares. The policy statements allow certain exceptions to the foregoing prohibitions. The Underwriters may only avail themselves of such exceptions on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Series D Preferred Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution pursuant to the first mentioned exception. If, following the closing of the Offering, the market price of the Series D Preferred Shares is below the Offering Price, the short position created by the over-allocation position in Series D Preferred Shares may be filled through purchases in the market, creating upward pressure on the price of the Series D Preferred Shares. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Series D Preferred Shares initially at the Offering Price specified above. After a reasonable effort has been made to sell all of the Series D Preferred Shares at the price specified, the Underwriters may subsequently reduce the selling price to investors from time to time in order to sell any of the Series D Preferred Shares remaining unsold. Any such reduction will not affect the proceeds received by the Corporation.

The obligations of the Underwriters under the Underwriting Agreement are several (and not joint or joint and several) and may be terminated at their discretion upon the occurrence of certain stated events. If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Series D Preferred Shares at Closing, the other Underwriter or Underwriters will have the right, but will not be obligated, to purchase on a pro rata basis all, but not less than all, of the Series D Preferred Shares which would otherwise have been purchased by the Underwriter or Underwriters that fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters that are able and willing to purchase will be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their respective directors, officers, shareholders, agents and employees against certain liabilities and expenses.

There is no market through which the Series D Preferred Shares may be sold and purchasers may not be able to resell Series D Preferred Shares purchased under this prospectus supplement. The TSX has conditionally approved the listing of the Series D Preferred Shares and the Series E Preferred Shares issuable on conversion of the Series D Preferred Shares. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX on or before May 26, 2014, including distribution of the Series D Preferred Shares to a minimum number of public securityholders.

The Corporation and, if applicable, the Corporation’s agents or underwriters, reserves the right to reject any offer to purchase Series D Preferred Shares in whole or in part. The Corporation also reserves the right to withdraw, cancel or modify the offering of Series D Preferred Shares hereunder without notice.

Neither the Series D Preferred Shares nor the Series E Preferred Shares have been or will be registered under the U.S. Securities Act. They are being sold only outside the United States to non-U.S. Persons (as those terms are defined under Regulation S under the U.S. Securities Act) and may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons except in compliance with the U.S. Securities Act or in transactions exempt therefrom or not subject thereto.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

The net proceeds of the Offering will be used to partially finance certain of the Corporation’s previously disclosed growth opportunities, reduce amounts outstanding on the Corporation’s credit facilities and for general corporate purposes. See “Use of Proceeds”.

CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc. and Scotia Capital Inc. are each, directly or indirectly, a wholly-owned or majority-owned subsidiaries of a Canadian chartered banks which are lenders (the “Lenders”) to the Corporation, Algonquin Power Co. (a trust of which the Corporation is the sole unitholder) and a subsidiary of Liberty Utilities Co. (a subsidiary of the Corporation) under their respective revolving credit facilities. In addition, the Canadian chartered bank affiliate of BMO Nesbitt Burns Inc. has provided Algonquin Power Co. with a fixed for floating interest rate swap. Accordingly, the Corporation may be considered to be a connected issuer of each of these Underwriters under applicable securities legislation.

As of February 21, 2014 approximately $65 million, $153 million and U.S.$97 million has been drawn on the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co., respectively The Corporation, Algonquin Power Co. and Liberty Utilities Co. are in compliance with all material terms of the agreements governing the respective facilities.

The decision to distribute the Series D Preferred Shares offered hereby and the determination of the terms of the distribution were made through negotiations primarily between the Corporation and CIBC World Markets Inc. and TD Securities Inc. on their own behalf and on behalf of the other Underwriters. The respective Lenders under the credit facilities of the Corporation, Algonquin Power Co. and Liberty Utilities Co. did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc., TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc. and National Bank Financial Inc. will receive its share of the Underwriters’ fee.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable under the provisions of the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) to a holder of Series D Preferred Shares acquired pursuant to this prospectus supplement and Series E Preferred Shares acquired upon conversion of the Series D Preferred Shares (a “Holder”) who, at all relevant times, for the purposes of the Tax Act, is (or is deemed to be) resident in Canada, holds the Series D Preferred Shares and will hold the Series E Preferred Shares, as applicable, as capital property, deals at arm’s length with the Corporation and the Underwriters, is not affiliated with the Corporation and is not exempt from tax under Part I of the Tax Act. Generally, the Series D Preferred Shares and the Series E Preferred Shares will be considered to be capital property to a Holder provided the Holder does not hold the shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Series D Preferred Shares or Series E Preferred Shares as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” (as defined in the Tax Act) owned by them in the taxation year of the election or subsequently acquired by them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Holders who will not hold their Series D Preferred Shares or their Series E Preferred Shares, as applicable, as capital property should consult their own tax advisors with respect to their own particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution”, as defined in the Tax Act for the purpose of the “mark-to-market property” rules; (ii) an interest in which would be a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) which has made a “functional currency” election under the Tax Act to determine its Canadian tax results in a currency other than Canadian currency; or (v) that has entered or will enter into a “derivative forward agreement”, as that term is defined in the Tax Act, with respect to the Series D Preferred Shares or the Series E Preferred Shares acquired on conversion of the Series D Preferred Shares. Any such Holder should consult its own tax advisors with respect to an investment in the Series D Preferred Shares.

This summary does not address the possible application of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act to a Holder that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Series D Preferred Shares, controlled by a non-resident corporation for the purposes of such rules. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

This summary is based upon the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency made publicly available in writing prior to the date hereof. This summary assumes the Proposals will be enacted in the form proposed; however, no assurance can be given that the Proposals will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposals, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. In particular, this summary does not describe the income tax considerations relating to the deductibility of interest on money borrowed to acquire Series D Preferred Shares. No representations are made with respect to the income tax consequences to any particular Holder. Consequently, prospective Holders should consult their own tax advisors with respect to their particular circumstances for advice with respect to the tax consequences to them of acquiring, holding and disposing of the Series D Preferred Shares or the Series E Preferred Shares, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Dividends

Dividends (including deemed dividends) received (or deemed to be received) on the Series D Preferred Shares or the Series E Preferred Shares, as the case may be, by an individual (other than certain trusts) will be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. Individuals are entitled to an enhanced gross-up and dividend tax credit in respect of “eligible dividends” received from taxable Canadian corporations, such as the Corporation, if such dividends have been designated as eligible dividends by the Corporation at or before the time of payment. By notice in writing on the Corporation’s website, the Corporation has designated all dividends paid by the Corporation since 2009 to be “eligible dividends” within the meaning of the Tax Act unless otherwise notified.

Dividends received by a Holder who is an individual (other than certain trusts) may give rise to a liability for alternative minimum tax.

Dividends (including deemed dividends) received (or deemed to be received) on the Series D Preferred Shares or the Series E Preferred Shares, as the case may be, by a Holder which is a corporation will be included in computing the Holder’s income and will generally be deductible in computing the Holder’s taxable income. A “private corporation”, as defined in the Tax Act, or any other corporation controlled (whether by reason of a beneficial interest in one or more trusts or otherwise) by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a 33 1⁄3% refundable tax under Part IV of the Tax Act on dividends received (or deemed to be received) on the Series D Preferred Shares or the Series E Preferred Shares, as the case may be, to the extent such dividends are deductible in computing its taxable income.

The Series D Preferred Shares and the Series E Preferred Shares will be “taxable preferred shares” as defined in the Tax Act. The terms of the Series D Preferred Shares and the Series E Preferred Shares require the Corporation to make the necessary election under Part VI.1 of the Tax Act so that corporate Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Series D Preferred Shares or the Series E Preferred Shares.

Dispositions

A Holder who disposes of or is deemed to dispose of Series D Preferred Shares or Series E Preferred Shares on the redemption of such shares or otherwise (a conversion of Series D Preferred Shares into Series E Preferred Shares or a conversion of Series E Preferred Shares into Series D Preferred Shares will be deemed to not constitute a disposition of such shares for purposes of the Tax Act) will generally realize a capital gain (or sustain a capital loss) to the extent that the Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to the Holder. The amount of any deemed dividend arising on the redemption, acquisition or cancellation by the Corporation of Series D Preferred Shares or Series E Preferred Shares, as the case may be, will generally not be included in computing the Holder’s proceeds of disposition for purposes of computing the capital gain (or capital loss) arising on the disposition of such Series D Preferred Shares or Series E Preferred Shares, as the case may be. See “– Redemption” below. If the Holder is a corporation, any capital loss arising on a disposition of a Series D Preferred Share or a Series E Preferred Share, as the case may be, may, in certain circumstances, be reduced by the amount of any dividends, including deemed dividends, which have been received (or deemed to be received) on the Series D Preferred Share or Series E Preferred Share or any share which was converted into such share. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

Generally, one-half of any capital gain will be included in computing the Holder’s income in the year of disposition as a taxable capital gain and one-half of any capital loss (an “allowable capital loss”) must be deducted from the Holder’s taxable capital gains in the year of disposition. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other taxation years. Capital gains realized by an individual (other than certain trusts) may give rise to a liability for alternative minimum tax. Taxable capital gains of a Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be subject to an additional refundable tax at a rate of 6 2⁄3%.

Redemption

If the Corporation redeems Series D Preferred Shares or Series E Preferred Shares, or otherwise acquires or cancels Series D Preferred Shares or Series E Preferred Shares (other than by a purchase by the Corporation of the shares in the open market in the manner in which shares are normally purchased by any member of the public in the open market), the Holder will be deemed to have received a dividend equal to the amount, if any, paid by the Corporation in excess of the paid-up capital (as determined for purposes of the Tax Act) of such shares at such time. In the case where the Corporation redeems Series E Preferred Shares after March 31, 2019 on a date that is not a Series E Conversion Date, it is likely that a deemed dividend of $0.50 per Series E Preferred Share will result. Generally, any excess of the amount paid over the amount of the deemed dividend will be treated as proceeds of disposition for purposes of computing the capital gain or capital loss arising on the disposition of such shares. See “— Dispositions” above. In the case of a corporate Holder, it is possible that in certain circumstances all or part of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

Conversion

The conversion of Series D Preferred Shares into Series E Preferred Shares and the conversion of Series E Preferred Shares into Series D Preferred Shares will not constitute a disposition of property for purposes of the Tax Act and, accordingly, will not give rise to a capital gain or capital loss. The cost to a Holder of the Series E Preferred Shares or Series D Preferred Shares, as the case may be, received on the conversion will, subject to the cost averaging rules contained in the Tax Act for identical properties described below, be deemed to be equal to the Holder’s adjusted cost base of the converted Series D Preferred Shares or Series E Preferred Shares, as the case may be, immediately before the conversion.

For the purpose of determining the adjusted cost base of a Holder’s shares of a particular series of shares of the Corporation, when additional shares of that series are acquired (including on a conversion), the cost of newly acquired shares of that series will be averaged with the adjusted cost base of all shares of that series owned by the Holder as capital property immediately before that time.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Corporation, and Bennett Jones LLP, counsel to the Underwriters, the Series D Preferred Shares offered hereby and the Series E Preferred Shares issuable on conversion of Series D Preferred Shares, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), a registered retirement income fund (“RRIF”), a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account (“TFSA”).

Notwithstanding the foregoing, if the Series D Preferred Shares and the Series E Preferred Shares issuable on conversion of Series D Preferred Shares are a “prohibited investment” for the purposes of a TFSA, a RRSP or a RRIF, the holder of such TFSA or the annuitant of such RRSP or RRIF, as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Series D Preferred Shares and the Series E Preferred Shares issuable on conversion of Series D Preferred Shares will not be a prohibited investment for a TFSA, RRSP or RRIF provided the holder or annuitant thereof, as the case may be, (i) deals at arm’s length with the Corporation, for purposes of the Tax Act and (ii) does not have a “significant interest” (as defined in the Tax Act) in the Corporation. Generally, a holder or annuitant will have a significant interest in the Corporation if the holder or annuitant and/or persons or partnerships not dealing at arm’s length with the holder or annuitant own directly or indirectly 10% or more of the issued shares of any class of the capital stock of the Corporation or any corporation related to the Corporation within the meaning of the Tax Act. In addition, the Series D Preferred Shares and the Series E Preferred Shares issuable on conversion of Series D Preferred Shares will not be a prohibited investment if such Shares are “excluded property” (as defined in the Tax Act) for trusts governed by a TFSA, RRSP or RRIF.

Prospective investors who intend to hold Series D Preferred Shares or Series E Preferred Shares issuable on conversion of Series D Preferred Shares in their TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances.

RISK FACTORS

An investment in the Series D Preferred Shares or the Series E Preferred Shares is subject to certain risks. In addition to the risks described herein, reference is made to the section entitled “Risk Factors” in the AIF and “Treasury Risk Management” and “Operational Risk Management” in the 2012 MD&A. Such risk factors could have a materially adverse effect on the future results of operations, business prospects or financial condition of the Corporation, and could cause actual events to differ materially from those described in forward-looking statements. Additional risks and uncertainties not presently known to the Corporation, or which the Corporation currently deems to be immaterial, may also have an adverse effect upon the Corporation.

Market for Securities

There is currently no market through which the Series D Preferred Shares may be sold and purchasers of Series D Preferred Shares may not be able to resell the Series D Preferred Shares purchased under this prospectus supplement. The price offered to the public for the Series D Preferred Shares and the number of Series D Preferred Shares to be issued have been determined by negotiations among the Corporation and the Underwriters. The price paid for each Series D Preferred Share may bear no relationship to the price at which the Series D Preferred Shares or Series E Preferred Shares will trade in the public market subsequent to this Offering. The Corporation cannot predict at what price the Series D Preferred Shares or Series E Preferred Shares will trade and there can be no assurance that an active trading market will develop for the Series D Preferred Shares or, if developed, that such market will be sustained. The TSX has conditionally approved the listing of the Series D Preferred Shares and Series E Preferred Shares. Listing will be subject to the Corporation fulfilling all the listing requirements of the TSX.

Market Price

The market price of the Series D Preferred Shares and Series E Preferred Shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the Series D Preferred Shares and Series E Preferred Shares in the marketplace, failure to meet analysts’ expectations, any public announcements made in regard to this Offering, the impact of various tax laws or rates and general market conditions or the worldwide economy. In recent years, stock markets have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the Series D Preferred Shares and Series E Preferred Shares will not experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

Prevailing yields on similar securities will affect the market value of the Series D Preferred Shares and Series E Preferred Shares. Assuming all other factors remain unchanged, the market value of the Series D Preferred Shares and Series E Preferred Shares would be expected to decline as prevailing yields for similar securities rise and would be expected to increase as prevailing yields for similar securities decline. Spreads over the Government of Canada Yield, T-Bill Rate and comparable benchmark rates of interest for similar securities will also affect the market value of the Series D Preferred Shares and the Series E Preferred Shares in an analogous manner.

Dividends

Provisions of various trust indentures and credit arrangements to which the Corporation is a party restrict the Corporation’s ability to declare and pay dividends under certain circumstances and, if such restrictions apply, they may, in turn, have an impact on the Corporation’s ability to declare and pay dividends on the Series D Preferred Shares and Series E Preferred Shares. The dividend rate in respect of the Series D Preferred Shares will reset on March 31, 2019 and every five years thereafter. The dividend rate in respect of the Series E Preferred Shares will reset quarterly. In each case, the new dividend rate is unlikely to be the same as, and may be lower than, the dividend rate for the applicable preceding dividend period.

Investments in the Series E Preferred Shares, given their floating interest component, entail risks not associated with investments in the Series D Preferred Shares. The resetting of the applicable rate on a Series E Preferred Share may result in a lower yield compared to fixed rate Series D Preferred Shares. The applicable rate on a Series E Preferred Share will fluctuate in accordance with fluctuations in the T-Bill Rate on which the applicable rate is based, which in turn may fluctuate and be affected by a number of interrelated factors, including economic, financial and political events over which the Corporation has no control. See “Details of the Offering – Description of the Series E Preferred Shares – Dividends”.

Reference is made to “Earnings Coverage Ratios” in this prospectus supplement, which is relevant to an assessment of the risks that the Corporation will be unable to pay dividends on the Series D Preferred Shares or the Series E Preferred Shares.

Credit Ratings

The credit ratings applied to the Series D Preferred Shares are an assessment, by the Rating Agencies, of the Corporation’s ability to pay its obligations. The credit ratings are based on certain assumptions about the future performance and capital structure of the Corporation that may or may not reflect the actual performance or capital structure of the Corporation. Real or anticipated changes in credit ratings of the Series D Preferred Shares may affect the market price or value and the liquidity of the Series D Preferred Shares. In addition, real or anticipated changes in credit ratings can affect the cost at which the Corporation can transact or obtain funding, and thereby affect the Corporation’s liquidity, business and financial condition and results of operations. There is no assurance that any credit rating assigned to the Series D Preferred Shares will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. See “Credit Ratings”.

Insolvency or Winding-Up

The Series D Preferred Shares and Series E Preferred Shares are equity capital of the Corporation which rank equally with other Preferred Shares, if any, in the event of an insolvency or winding-up of the Corporation. If the Corporation becomes insolvent or is wound up, the Corporation’s assets must be used to pay liabilities and other debt before payments may be made on the Series D Preferred Shares, Series E Preferred Shares and other Preferred Shares, if any.

Automatic Conversion

An investment in the Series D Preferred Shares, or in the Series E Preferred Shares, as the case may be, may become an investment in Series E Preferred Shares, or in Series D Preferred Shares, without the consent of the holder in the event of an automatic conversion in the circumstances described under “Details of the Offering – Description of the Series D Preferred Shares – Conversion of Series D Preferred Shares into Series E Preferred Shares” and “Details of the Offering – Description of the Series E Preferred Shares – Conversion of Series E Preferred Shares into Series D Preferred Shares”. Upon automatic conversion of the Series D Preferred Shares into Series E Preferred Shares, the dividend rate on the Series E Preferred Shares will be a floating rate that is adjusted quarterly by reference to the T-Bill Rate which may vary from time to time while, upon the automatic conversion of the Series E Preferred Shares into Series D Preferred Shares, the dividend rate on the Series D Preferred Shares will be, for each five-year period, a fixed rate that is determined by reference to the Government of Canada Yield on the 30th day prior to the first day of each such five-year period. In addition, holders may be prevented from converting their Series D Preferred Shares into Series E Preferred Shares and their Series E Preferred Shares into Series D Preferred Shares in certain circumstances. See “Details of the Offering – Description of the Series D Preferred Shares – Conversion of Series D Preferred Shares into Series E Preferred Shares” and “Details of the Offering – Description of the Series E Preferred Shares – Conversion of Series E Preferred Shares into Series D Preferred Shares”.

No Fixed Maturity

Neither the Series D Preferred Shares nor the Series E Preferred Shares have a fixed maturity date and are not redeemable at the option of the holders of Series D Preferred Shares or the Series E Preferred Shares, as applicable. The ability of a holder to liquidate its holdings of Series D Preferred Shares and the Series E Preferred Shares, as applicable, may be limited.

Redeemable

The Corporation may choose to redeem the Series D Preferred Shares and the Series E Preferred Shares from time to time, in accordance with its rights described under “Details of the Offering – Description of the Series D Preferred Shares – Redemption” and “Details of the Offering – Description of the Series E Preferred Shares – Redemption”, including when prevailing interest rates are lower than the yield borne by the Series D Preferred Shares and the Series E Preferred Shares. If prevailing rates are lower at the time of redemption, a purchaser would not be able to reinvest the redemption proceeds in a comparable security at an effective yield as high as the yield on the Series D Preferred Shares or the Series E Preferred Shares being redeemed. The Corporation’s redemption right also may adversely impact a purchaser’s ability to sell Series D Preferred Shares and Series E Preferred Shares.

Risk of Energy Production Falling Short of Hedge Quantities

The Corporation has certain power generation facilities that have contract commitments to deliver a minimum quantity of energy in exchange for a fixed price. Failure by the projects to generate sufficient energy to satisfy the minimum commitments could result in the projects having to acquire any shortfall in the open markets at prices in excess of those that would be received under the contract’s fixed price commitments. The Corporation mitigates this risk by contracting minimum quantities at levels less than the average expected production, but there can be no certainty even at these lower levels of contracted energy production that sufficient energy production will be generated to satisfy the commitment.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Offering hereunder will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP and on behalf of the Underwriters by Bennett Jones LLP. As at the date hereof, the partners and associates of Blake, Cassels & Graydon LLP and the partners and associates of Bennett Jones LLP, each as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding common shares and Preferred Shares.

KPMG LLP, auditors of the Corporation until March 28, 2013, have confirmed they are independent with respect to the Corporation within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

Ernst & Young LLP, auditors of the Corporation effective March 28, 2013, have confirmed they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of Chartered Professional Accountants of Ontario (registered name of The Institute of Chartered Accountants of Ontario).

PricewaterhouseCoopers LLP confirms that it has complied with the U.S. Securities and Exchange Commission’s rules on auditor independence in regards to Granite State and EnergyNorth as of July 2, 2012 and during the period covered by the financial statements on which PricewaterhouseCoopers LLP reported. Granite State and EnergyNorth’s financial statements are included in the Amended BAR incorporated herein.

AUDITORS AND REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, Ernst & Young Tower, 222 Bay Street, P. O. Box 251, Toronto, Ontario.

The registrar and transfer agent for the common shares, the Series A Preferred Shares and Series B Preferred Shares is, and for the Series D Preferred Shares and Series E Preferred Shares will be, CST Trust Company, at its principal office in Toronto, Ontario.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

CERTIFICATE OF THE UNDERWRITERS

Dated: February 25, 2014

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

(Signed) DAVID WILLIAMS	(Signed) JOHN KROEKER
CIBC WORLD MARKETS INC.	TD SECURITIES INC.

(Signed) GREG PETIT BMO NESBITT BURNS INC.	(Signed) FRANCOIS CARRIER DESJARDINS SECURITIES INC.	(Signed) IAIN WATSON NATIONAL BANK FINANCIAL INC.	(Signed) KYLE WALKER RBC DOMINION SECURITIES INC.	(Signed) THOMAS I. KURFURST SCOTIA CAPITAL INC.

(Signed) ALAN POLAK

CANACCORD GENUITY CORP.

(Signed) JAMES E. KOFMAN

CORMARK SECURITIES INC.

C-1